Filed pursuant to Rule 425 of the Securities Act of 1933
Filing by : Mitsui Sumitomo Insurance Company, Limited
Subject Company : Mitsui Sumitomo Insurance Company, Limited
SEC File No. 333-13586
Mitsui Sumitomo Insurance Company, Limited (“Mitsui Sumitomo”) presently expects that a registration statement will be filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, for the shares to be issued by Mitsui Sumitomo Insurance Group Holdings, Inc. in connection with the transaction described below, and that the prospectus included therein will be distributed to holders of Mitsui Sumitomo common stock in the United States. U.S. investors are urged to read the registration statement and prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from Mitsui Sumitomo by directing such request to: Mitsui Sumitomo Insurance Company, Limited, 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8252, Japan, Attention: Hiroyasu Kanno, Shareholder Relations & Legal Dept, 011-813-3297-1111.
[Translation]
November 20, 2007

Name of Representative:	Toshiaki Egashira, President and Director
Company Name :	Mitsui Sumitomo Insurance Company, Limited
(Code No.: 8752)
Notice of Establishment of a Holding Company
through a Sole Share Transfer
To whom it may concern
As announced on August 22, 2007 and October 23, 2007, Mitsui Sumitomo Insurance Company, Limited has decided to establish a holding company through a sole share transfer subject to the approval of the shareholders’ meeting and approvals of the competent authorities, thereby significantly strengthening the group’s management structure. Since the share transfer plan under which the Company will establish a holding company called Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha was determined at the meeting of the board of directors of the Company held on November 20, 2007, the Company hereby announces as follows together with the matters that have already been announced.
1.     Objectives to Establishing a Holding Company through a Share Transfer
The Mitsui Sumitomo Insurance Group, focusing on the domestic non-life insurance business as its core business, is also involved in a wide range of business, such as the life insurance business, overseas insurance business, financial service business and risk-related business and has been working to promote the development and diversification of its businesses. In order to realize the “New Challenge 10,” a medium-term management plan whose target year is set for fiscal 2010 and whereby the Group aims to become one of the world’s top-level insurance and financial groups, seeking sustainable development with corporate quality as its primary competitive edge, the Group will seek, by shifting to a holding company structure, to promptly and flexibly develop and operate its businesses in a manner consistent with the markets in each of the businesses it operates in and simultaneously make full use of the Group’s total power by pursuing synergies.
(1)	To enhance business management and to seek group synergies
•	The newly-created holding company will focus on designing overall group strategies, allocating management resources, and supervising and monitoring the group as a whole, using a corporate governance structure for the Group where the holding company plays a central role. By carrying this out, the Group will seek to achieve an enhanced business management, risk management and compliance structure, as well as to clearly identify the management issues for the Group, and promptly implement measures for those issues.

•	The Group will seek to develop, from the perspective of maximizing the interests of the group as a whole, a strategic approach across the group companies, taking advantage of our customer base and the business know-how of the group companies involved in strategic businesses.

•	The Group will seek, by identifying and consolidating the operations that the various businesses of the group have in common and by developing a system in which those common operations may be jointly utilized, to achieve higher quality and more efficient operations for the Group as a whole.
(2)	To enable more rapid decision-making
•	The Group will seek to establish a structure whereby each group company can concentrate on its particular business area and flexibly respond to market trends through more rapid decision-making. In order to achieve this, the Group will promote the delegation of authority to group companies based on a clarification of the strategic role and responsibility of each group company.
(3)	To develop human resources through various business and personnel structure
•	By introducing a management, organizational and personnel structure that is responsive to the particular business area and market environment of each group company, the Group will seek to expand the areas of activity of its officers and employees and to fully achieve its potential.

•	By establishing an effective personnel structure that allows officers and employees to exploit their talent and achieve their goals, and by promoting their development, the Group will seek to enhance their job satisfaction.
The Company’s shares will be delisted due to the share transfer, and the Company schedules to apply for listing the shares of the parent company to be newly established and wholly own a subsidiary.
2.     Summary of Share Transfer
(1)	Schedule of Share Transfer

Meeting of the board of directors resolving the share transfer	Tuesday, November 20, 2007
Announcement of the record date for the shareholders’ meeting	Tuesday, November 20, 2007
Record date for the shareholders’ meeting	Wednesday, December 5, 2007
Shareholders’ meeting approving the share transfer	January or February 2008 (scheduled)
Delisting date	Wednesday, March 26, 2008 (scheduled)
Registration date of establishment of the new company (effective date)	Tuesday, April 1, 2008 (scheduled)
Listing date of the new company	Tuesday, April 1, 2008 (scheduled)
Delivery date of share certificates	Late May 2008 (scheduled)
(2)	Share Transfer Ratio
(i)	Share allotment ratio and number of unit shares
The shares of Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha will be allotted to the shareholders entered or recorded in the final list of shareholders (which includes the list of beneficial shareholders) as of the day immediately prior to the effective date of the share transfer at a rate of 0.3 share of Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha against 1 share of the Company held by the shareholders. The Articles of Incorporation of Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha will provide that the number of unit shares is 100 shares. The purpose is to expand the individual investor base and enhance the liquidity of shares by making the unit of investment of shares be approximately one-third (1/3) of the unit of investment of the Company’s shares.

(example)	300 shares of Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha will be allotted to a shareholder holding 1,000 shares of the Company, and the shareholder may sell or buy the shares in the unit of 100 shares.
(ii)	Number of new shares to be issued upon the share transfer (scheduled)

453,955,464 shares
(3)	Handling of the stock acquisition rights and bonds with stock acquisition rights of the Company that will become a wholly-owned subsidiary

The Company issues no stock acquisition right or bond with stock acquisition right.
3.     Outline of the Company entering into the Share Transfer (as of March 31, 2007)

(1)	Trade Name	Mitsui Sumitomo Insurance Company, Limited
(2)	Nature of Business	Non-life insurance business
(3)	Date of Incorporation	October 21, 1918
(4)	Address of Head Office	Chuo-ku, Tokyo
(5)	Name and Title of Representative	Toshiaki Egashira, President and Director
(6)	Capital	139,595 million yen
(7)	Number of Shares Issued	1,513,184,880 shares
(8)	Net Assets	2,182,877 million yen (Consolidated basis)
(9)	Total Assets	9,011,652 million yen (Consolidated basis)
(10)	End of Business Year	March 31
(11)	Number of Employees	18,882 employees (Consolidated basis)
(12)	Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.50%
		Japan Trustee Services Bank, Ltd. (Trust Account) State Street Bank and Trust Company 505103	3.69 2.96	% %
(13)	Main Banks	Sumitomo Mitsui Banking Corporation The Sumitomo Trust and Banking Co., Ltd. The Chuo Mitsui Trust and Banking Company, Limited
(14)	Business performance over the last 3 years (Consolidated basis)

End of Business Year	FY March 2007	FY March 2006	FY March 2005
Net Premiums Written	1,492,808 million yen	1,464,107 million yen	1,407,328 million yen
Underwriting Profit (non-consolidated basis)	(34,723 million yen)	5,343 million yen	(13,923 million yen)
Ordinary Profits	91,684 million yen	127,710 million yen	87,577 million yen
Net Income	60,796 million yen	71,660 million yen	65,725 million yen
Net Income per Share	42.82 yen	50.27 yen	45.51 yen
Dividend per Share	14.00 yen	13.00 yen	9.50 yen
Net Asset per Share	1,536.71 yen	1,427.17 yen	1,021.13 yen
4.     Description of the Company to be Established through the Share Transfer

(1)	Trade Name	Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha
(2)	Nature of Business	The purpose is to engage in the following businesses as an insurance holding company:
(1) management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law; and
(2) any other businesses incidental to the business set out in the preceding item.
(3)	Address of Head Office	Chuo-ku, Tokyo
(4)	Name of Representative (scheduled)	Toshiaki Egashira

(5)	Officers Scheduled to be Appointed	Yoshiaki Shin, Chairman and Director
Toshiaki Egashira, President and Director
Toshihiro Nakagawa, Director
Isamu Endo, Director
Hiromi Asano, Director
Katsuaki Ikeda, Director
Hitoshi Ichihara, Director
Yasuyoshi Karasawa, Director
Susumu Fujimoto, Director
Eiko Kono, Director
Kenji Koroyasu, Director
Iwao Taka, Director
Toshihiko Seki, Director
Takashi Yamashita, Corporate Auditor
Yoshio Iijima, Corporate Auditor
Sosuke Yasuda, Corporate Auditor
Daiken Tsunoda, Corporate Auditor
* Ms. Eiko Kono, Messrs. Kenji Koroyasu, Iwao Taka and Toshihiko Seki are outside directors prescribed in Item 15 of Article 2 of the Companies Act.
* Messrs. Sosuke Yasuda and Daiken Tsunoda are outside corporate auditors prescribed in Item 16 of Article 2 of the Companies Act.
(6)	Stated Capital	100,000 million yen
(7)	End of Business Year	March 31
(8)	Description of Accounting Treatment
Because this transaction will be treated as “a transaction under common control” under corporate accounting procedures, it has no effect on profits and losses and do not give rise to goodwill. This applies to both consolidated and non-consolidated bases.
(9)	Outlook
After the implementation of the share transfer, Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha is planned to acquire all of the shares of Mitsui Sumitomo Kirameki Life Insurance Company, Limited, Mitsui Sumitomo MetLife Insurance Co., Ltd. and Mitsui Direct General Insurance Company, Limited held by the Company. The share transfer will have a minimal effect on the Company’s business performance.
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